

December 4, 2014

Via E-Mail
James D. Beatty
Chief Executive Officer
Mount Knowledge Holdings, Inc.
10333 E. Dry Creek Rd, Suite 200
Englewood, CO 80112

> **Re:** **Mount Knowledge Holdings, Inc.**
> **Form 8-K**
> **Filed October 9, 2014**
> **File No. 000-52664**

Dear Mr. Beatty:

We have reviewed your response letter dated October 31, 2014, relating to the above-referenced filing, and we have the following comment.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. In support of your assertion that you were not a shell company as defined in Rule 12b-2 of the Exchange Act prior to your acquisition of Civergy, you cite a business acquisition you made in 2010, your sale of two businesses in 2011 and 2012, and your entry into a Marketing Affiliate Agreement in 2012. You do not, however, appear to provide any examples of actual operations of the company following these transactions, nor do you explain how the mere entry into the agreements relating to these transactions constitutes more than "nominal operations."

   Accordingly, as previously requested, please provide us with a reasonably-detailed explanation of the nature of your operations prior to the Civergy acquisition, and refer to any related operating expenses. In this regard, we note that your Form 10-K for the fiscal year ended December 31, 2013 states that the company "does not current[ly] have any operations," and it does not appear from your Forms 10-Q for the quarters ended March 31, 2014, and June 30, 2014, that you commenced new operations during the periods covered by those reports. We note further that in your Form 10-K for the fiscal year ended December 31, 2013, the only operating expenses discussed are general and administrative expenses related to your accounting, auditing and legal fees; the nature of these expenses, absent other expenses, does not suggest more than nominal operations. In your Forms 10-Q for the quarters ended March 31, 2014, and June 30, 2014, you disclose that all of your general and administrative expenses (which constitute all of your operating expenses) comprise "consulting fees to related parties." If you believe that these consulting fees relate to operations, please advise and provide us with support for this belief. If you are unable to provide support for the contention that you had more than nominal operations prior to the Civergy acquisition, please promptly amend your Form 8-K to provide the Form 10-level information that was required to be filed within four business days after completion of the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Katherine Wray, Attorney-Advisor, at (202) 551-3483, or me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail:
        Peter DiChiara
        Sichenzia Ross Friedman Ference LLP